UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 8, 2025

ClimateRock

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41363	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

25 Bedford Square

London, WC1B 3HH, United Kingdom

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: + 44 730 847 5096

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one Class A Ordinary Share, one-half of one Redeemable Warrant and one Right	CLRCU	The Nasdaq Stock Market LLC

Class A Ordinary Shares, par value $0.0001 per share	CLRC	The Nasdaq Stock Market LLC

Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	CLRCW	The Nasdaq Stock Market LLC

Rights, each entitling the holder to receive one-tenth (1/10) of one Class A Ordinary Share upon the consummation of an initial business combination	CLRCR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On April 8, 2025, ClimateRock (the "Company" or "ClimateRock") received written notice (the “Notice Letter”) from the Nasdaq Hearings Panel (the “Panel”) indicating that the Panel had determined to delist the Company’s securities from The Nasdaq Stock Market LLC (“Nasdaq”) and that trading in the Company’s securities would be suspended at the open of trading on April 10, 2025, due to the Company’s failure to comply with the terms of the Panel’s January 6, 2026 decision (the “Decision”). Pursuant to the Decision, amongst other things, the Company was required to complete its initial business combination by no later than April 7, 2025. On April 2, 2025, the Company notified the Panel that it would not be able to close its initial business combination by the Panel’s April 7, 2025 deadline. Accordingly, the Panel determined to delist the Company’s securities from Nasdaq as set forth in the Notice Letter.

Following suspension of trading on Nasdaq, the Company’s units, ordinary shares, warrants and rights will be eligible to trade on the OTC Markets under the tickers “CLRCUF,” “CLRCF,” “CLRCWF,” and “CLRCRF” respectively. Nasdaq will complete the delisting by filing a Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities and Exchange Act of 1934 on Form 25 with the Securities and Exchange Commission after the applicable Nasdaq review and appeal periods have lapsed.

Notwithstanding the delisting of the Company’s securities from Nasdaq, it remains the intention of the Company to continue to pursue the business combination (the “Business Combination”) with GreenRock Corp (“GreenRock”) and ClimateRock Holdings Limited (“Holdings”), as well as the listing of Holdings on Nasdaq. Likewise, the Company does not expect the de-listing of the Company’s securities to have any impact on the conversion of the Company’s ordinary shares, rights and warrants to securities of Holdings in connection with the closing of the business combination as specified in the registration statement on Form F-4 filed by Holdings. Upon the closing of the initial business combination, the Company expects that Holdings will have one class of ordinary shares which will be listed on Nasdaq under the symbol “CLRC”, and its warrants will be listed on Nasdaq under the symbol “CLRCW”.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, Holdings filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement/proxy statement on Form F-4 that also constitutes a prospectus of Holdings with respect to the ordinary shares of Holdings (“Holdings Ordinary Shares”) to be issued in the proposed transaction (the “proxy statement/prospectus”). The definitive proxy statement/prospectus (if and when available) will be delivered to ClimateRock’s shareholders. ClimateRock may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CLIMATEROCK ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the proxy statement/prospectus (if and when available) and other documents that are filed or will be filed with the SEC by ClimateRock and/or Holdings through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by ClimateRock will be available free of charge from ClimateRock’s website at https://www.climate-rock.com/or by contacting ClimateRock at 25 Bedford Square, WC1B 3HH, London, United Kingdom, at +44 208 050 7820 or at info@climate-rock.com.

Participants in the Solicitation

ClimateRock, Holdings and GreenRock and their respective directors and officers may be deemed to be participants in the solicitation of proxies from ClimateRock’s shareholders in connection with the Business Combination. Information about ClimateRock’s directors and executive officers and their ownership of ClimateRock’s securities is set forth in ClimateRock’s filings with the SEC, including ClimateRock’s final prospectus in connection with its initial public offering, which was filed with the SEC on April 29, 2022. To the extent that such persons’ holdings of ClimateRock’s securities have changed since the amounts disclosed in ClimateRock’s final prospectus in connection with its initial public offering, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the names and interests in the Business Combination of ClimateRock’s and GreenRock’s respective directors and officers and other persons who may be deemed participants in the Business Combination may be obtained by reading the proxy statement/prospectus regarding the Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between GreenRock and ClimateRock and Holdings, including statements regarding the benefits of the Business Combination, the anticipated timing of the completion of the Business Combination, the anticipated listing of Holdings on Nasdaq, the services offered by GreenRock and the markets in which it operates, the expected total addressable market for the services offered by GreenRock, the sufficiency of the net proceeds of the proposed Business Combination to fund GreenRock’s operations and business plan and GreenRock’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all; (ii) the risk that the Business Combination may not be completed by ClimateRock’s business combination deadline and the potential failure to obtain a further extension of the business combination deadline if sought by ClimateRock; (iii) the failure to satisfy the ClimateRock’s public shareholders, and to receive certain governmental and regulatory approvals; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the amended and restated Merger Agreement; (v) the effect of the announcement or pendency of the Business Combination on GreenRock’s business relationships, performance, and business generally; (vi) risks that the Business Combination disrupts current plans and operations of GreenRock as a result; (vii) the outcome of any legal proceedings that may be instituted against GreenRock, ClimateRock, Holdings or others related to the amended and restated Merger Agreement or the Business Combination; (viii) the ability of Holdings to satisfy Nasdaq Stock Exchange listing standards at or following the consummation of the Business Combination; (ix) the ability to recognize the anticipated benefits of Business Combination, which may be affected by a variety of factors, including changes in the competitive and highly regulated industries in which GreenRock (and following the Business Combination, Holdings) operates, variations in performance across competitors and partners, changes in laws and regulations affecting GreenRock’s business and the ability of GreenRock and the post-combination company to retain its management and key employees; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination; (xi) the risk that GreenRock (and following the Business Combination, Holdings) will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xii) the risk that Holdings experiences difficulties in managing its growth and expanding operations; (xiii) the risk of cyber security or foreign exchange losses; (xiv) the effects of public health crises or regional wars and conflicts on the business and results of operations of GreenRock (and following the Business Combination, Holdings) and the global economy generally; and (xv) the costs related to the Business Combination. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ClimateRock’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form F-4 and proxy statement/prospectus that will be filed by Holdings, and other documents filed by ClimateRock and Holdings from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and GreenRock and ClimateRock assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither GreenRock nor ClimateRock gives any assurance that either GreenRock or ClimateRock will achieve its expectations.

No Offer or Solicitation

This Current Report on Form 8-K will not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This Current Report on Form 8-K will also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or an exemption therefrom.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Appointment of Michael Geary as Interim Chief Financial Officer

On April 13, 2025, Michael Geary was appointed to serve as Interim Chief Financial Officer of ClimateRock, effective immediately.

Mr. Geary, age 63, has been serving as the Business Development Director of Gluon Renewable Energies Ltd. (“Gluon”, formerly known as Gluon Capital Ltd), a renewable energy industry company, since September 2024. Previously, from May 2023 to September 2024, Mr. Geary served as the Chief Financial Officer of GreenRock Corp, a company in the renewable energy industry with which the Company intends to effect an initial business combination. Mr. Geary is an accomplished international finance leader spanning over 35 years of experience across various industries, including telecoms, property, technology and banking in Europe and Asia. He has a track record in corporate and project finance, start-ups and rollouts, corporate restructuring, management and financial reporting, development of controls and systems implementation. Mr. Geary was CEO and Founder of Consentz, a medical application from August 2015 to July 2023, providing medical record and management software to clinics. Mr. Geary successfully built partnerships with pharmaceuticals, including Galderma, pharmacies and insurance companies. From 2008 to 2015, Mr. Geary helped to develop a wind turbine installation company, was a founder for a medical clinic and a start-up computer device company and turned around and facilitated growth of two retail businesses. From 1994 to 2012, Mr. Geary worked on property investment, development, providing advice on commercial and residential properties. From 2004 to 2005, he served as CFO of Cable & Wireless (Japan & Asia) where he implemented policies to ensure Sarbanes-Oxley compliance, led a regional business review to identify growth opportunities and cost reduction strategies for the region, and successfully led the sale of the Japan business to Japan Telecom. From 2001 to 2004, he was CFO at Bettercare, a 3i private equity backed care homes group, refinanced the business, where he led a strategy review resulting in a significant performance improvement, introduced a new budgetary process, implemented a new financial software system and carried out a full review of controls. From 1999 to 2001, he co-founded a telecoms business Efonic. From 1997 to 1999, Mr. Geary worked at ABN AMRO on M&A transactions in Europe and Asia. From 1991 to 1999, he held finance positions at Cable and Wireless in project finance, corporate finance, management and financial reporting, budgeting and systems implementation. Prior to this, Mr. Geary trained and worked for Pitney Bowes and GEC Telecommunications. Mr. Geary is a Fellow of Chartered Institute of Management Accountants, holds an MSc Sloan Fellowship from London Business School, where he co-authored a venture capital paper that was published and taught at LBS for over 10 years, and an MSc and BA Economics from Manchester University.

There are no arrangements or understandings between Mr. Geary and any other persons pursuant to which he was selected as an officer of the Company. There are also no family relationships between Mr. Geary and any director or executive officer of the Company. As previously reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and Quarterly Reports on Form 10-Q, Gluon and the Company have certain pre-existing relationships by which Gluon provides certain consulting and other support services to the Company. These relationships include an administrative services agreement, as assigned to Gluon by the Company’s sponsor, pursuant to which Gluon provides certain services to the Company for a monthly fee of $10,000, and a letter agreement entered into on September 21, 2022, as amended on October 5, 2022, by and between the Company and Gluon (the “Gluon Engagement Letter”). Pursuant to the Gluon Engagement Letter, Gluon is providing certain advisory services in connection with the Company’s initial business combination and is entitled to receive (A) a transaction success fee of up to $250,000 if the Company consummates a business combination and (B) with respect to any financing undertaken by the Company with a party that Gluon introduces during the term of the Gluon Engagement Letter, the following fees: (i) for a financing involving an issuance of the Company’s senior, subordinated and/or mezzanine debt securities, a cash fee payable at any closing equal to 2.0% of the gross proceeds received by the Company at such closing and (ii) for a financing involving equity, equity-linked or convertible securities, a cash fee payable at each closing equal to 5.0% of the gross proceeds received by the Company at such closing. Gluon’s engagement has been approved by the Company’s Audit Committee and board of directors.

Other than as described above, Mr. Geary does not have any direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ClimateRock

April 14, 2025	By:	/s/ Per Regnarsson
	Name:	Per Regnarsson
	Title:	Chief Executive Officer

4